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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5

SEC FILE NUMBER
8-70532

PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 AND ENDING 12/31/22

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: XTX EXECUTION SERVICES LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-Dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

64th Floor, 50 Hudson Yards
(No. and Street)

New York	NY	10001
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Oliver Scott	+44(0) 203 198 3484	oliver.scott@xtxmarkets.com
(Name)	(Area Code - Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, middle name)

1 Manhattan West	New York	New York	10001
(Address)	(City)	(State)	(Zip Code)

Date of Registration with PCAOB 10/20/2003   PCAOB Registration Number 42

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

XTX EXECUTION SERVICES LLC

Statement of Financial Condition

As at December 31, 2022

With Report of Independent Registered
Public Accounting Firm

XTX EXECUTION SERVICES LLC
Statement of Financial Condition as at December 31, 2022 (expressed in U.S. dollars in thousands unless
otherwise stated)

Contents

XTX EXECUTION SERVICES LLC
Statement of Financial Condition as at December 31, 2022 (expressed in U.S. dollars in thousands unless otherwise stated)

OATH OR AFFIRMATION

I, Eric Swanson , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of XTX EXECUTION SERVICES LLC, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:



Title: CEO



DIANA CAROLINA ESCOBAR
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01ES6374465
Qualified in Suffolk County
Commission Expires June 9, 2026

Notary Public

This filing** contains (check all applicable boxes):

☒(a) Statement of financial condition

☒(b) Notes to consolidated statement of financial condition

☐(c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X)

☐(d) Statement of cash flows

☐(e) Statement of changes in stockholders' or partners' or sole proprietor's equity

☐(f) Statement of changes in liabilities subordinated to claims of creditors

☐(g) Notes to consolidated financial statements

☐(h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable

☐(i) Computation of tangible net worth under 17 CFR 240.18a-2

☐(j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3

☐(k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable

☐(l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3

☐(m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3

☐(n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable

☐(o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist

☐(p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition

☒(q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable

☐(r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable

☐(s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable

☒(t) Independent public accountant's report based on an examination of the statement of financial condition

☐(u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable

☐(v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable

☐(w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable

☐(x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable

☐(y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k)

☐(z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



Ernst & Young LLP
One Manhattan West
New York, NY 10001

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

To the Member of
XTX Execution Services LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of XTX Execution Services LLC (the Company) as of December 31, 2022 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2022, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2020.
February 28, 2023

Statement of Financial Condition as at December 31, 2022 (expressed in U.S. dollars in thousands unless otherwise stated)

STATEMENT OF FINANCIAL CONDITION

December 31, 2022

ASSETS		
	Cash and cash equivalents	$1,553
	Deposits with clearing organizations and others	18,721
	Receivable from broker-dealers and clearing organizations	3
	Financial instruments owned, at fair value	23,837
	Deferred tax assets	65
	Other assets	180
	TOTAL ASSETS	**$44,359**
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
	Financial instruments sold, not yet purchased, at fair value	$19,595
	Payable to broker-dealers and clearing organizations	102
	Accounts payable, accrued expenses and other liabilities	235
	Due to related parties	3,222
	TOTAL LIABILITIES	**$23,154**
MEMBER'S EQUITY		
	Contributed Capital	$20,000
	Retained earnings	1,205
	TOTAL MEMBER'S EQUITY	**$21,205**
	TOTAL LIABILITIES AND MEMBER'S EQUITY	**$44,359**

The accompanying notes are an integral part of the financial statement.

XTX EXECUTION SERVICES LLC
Statement of Financial Condition as at December 31, 2022 (expressed in U.S. dollars in thousands
unless otherwise stated)

NOTES TO THE FINANCIAL STATEMENT

1   ORGANIZATION AND NATURE OF BUSINESS

XTX Execution Services LLC (the 'Company') is a U.S. registered broker and dealer under the Securities Exchange Act of 1934. The sole member of the Company is XTX Holdings LLC, a limited liability corporation registered in Delaware. The Company was organized for the purpose of trading securities and operating a single dealer platform (SDP), utilizing a proprietary electronic trading model. Clients of the SDP are registered broker-dealers. Through the SDP the Company offers Indication of Interest (IOIs) to clients, which they can either accept or reject. The Company acts as an executing broker-dealer in a principal capacity. The U.S. dollar is the functional currency of the Company. The Company became registered as a securities broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA') on December 23rd, 2020. The Company both trades on its own account and interacts with other registered broker-dealers as an executing broker-dealer in operating a single dealer platform. The Company also received approval from FINRA in 2022 to act as an introducing broker-dealer, but has not engaged in any activity during the period.

The Company is a member of the Securities and Investor Protection Corporation ('SIPC'). Its designated examining authority is FINRA. It trades via sponsored access on various equities exchanges and equities Alternative Trading Systems ('ATS', a regulated electronic trading system with registered broker-dealers that match buy and sell orders). The Company does not trade any derivative or debt products.

2   SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The financial statement of the Company has been prepared in accordance with accounting principles generally accepted in the United States ('US GAAP'). The financial statement is presented in U.S. Dollars.

Use of Estimates

The preparation of the financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Management believes that the estimates utilized in preparing its financial statement are reasonable and prudent. Actual results could differ from those estimates.

Financial Instruments Owned

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Amounts payable for securities transactions that have not reached their contractual settlement date are recorded gross on the statement of financial condition under "Payable to broker-dealers and clearing organizations". Securities are recorded at fair value in accordance with FASB ASC 820, Fair Value Measurement.

Other assets

Other assets consist primarily of overpaid federal taxes and prepayments for other expenses, which are recognized at initial value of consideration given, and are subsequently amortized over the period of the underlying contract.

XTX EXECUTION SERVICES LLC
Statement of Financial Condition as at December 31, 2022 (expressed in U.S. dollars in thousands
unless otherwise stated)

NOTES TO THE FINANCIAL STATEMENT – continued

2   SIGNIFICANT ACCOUNTING POLICIES - continued

Cash and cash equivalents

Cash and cash equivalents consists of deposits with banks and highly liquid investments, with maturities of three months or less, that are not segregated and deposited for regulatory purposes. The Company did not hold any cash equivalents during the period.

Foreign currency transactions

Items included in the financial statement are measured using the currency of the primary economic environment in which the Company operates (the functional currency). The financial statement is presented in U.S. Dollars, which is the Company's functional currency.

Assets and liabilities denominated in non-U.S. Dollar currencies are remeasured into United States dollar equivalents at spot foreign exchange rates prevailing on the date of the Statement of Financial Condition, while revenue and expense accounts are remeasured at the actual foreign exchange rate on the date the transaction occurred.

Taxes

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statement, utilizing currently enacted tax laws and rates. The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statement. Under this method, the Company determines deferred tax assets and liabilities based on the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company determines that it would be able to realize a deferred tax asset in the future in excess of the net recorded amount, it would make an adjustment to reduce the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) it determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, it recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

Financial instruments sold not yet purchased

The Company has sold securities that it does not currently own and therefore may be obligated to purchase such securities at a future date. The Company has recorded these obligations of $19,595 in the financial statement as of December 31, 2022 at fair value which is the market value of the related securities. Such obligations have market risk to the extent that subsequent market fluctuations may require the Company to repurchase the securities at prices in excess of the market value reflected in the statement of financial condition.

Impact of recent accounting pronouncements

The FASB issued Accounting Standards Update No. 2020-04, Reference Rate Reform, codified as ASC 848. In response to concerns about structural risks of interbank offered rates (IBORs), and, particularly, the risk of cessation of the London Interbank Offered Rate (LIBOR), regulators in several jurisdictions around the

XTX EXECUTION SERVICES LLC
Statement of Financial Condition as at December 31, 2022 (expressed in U.S. dollars in thousands
unless otherwise stated)

NOTES TO THE FINANCIAL STATEMENT – continued

2   SIGNIFICANT ACCOUNTING POLICIES – continued

world have undertaken reference rate reform initiatives to identify alternative reference rates that are more observable or transaction based and less susceptible to manipulation.

The amendments in this Update provide optional expedients and exceptions for applying generally accepted accounting principles (GAAP) to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The guidance is effective for all entities and generally can be applied through December 31, 2024. The expedients and exceptions provided by the amendments do not apply to contract modifications made and hedging relationships entered into or evaluated after December 31, 2024, except for hedging relationships existing as of December 31, 2024, that an entity has elected certain optional expedients for and that are retained through the end of the hedging relationship.

The Company does not have any material exposures to LIBOR or other reference rates either via its trading book activities or back office contracts and therefore does not expect this update to have a material impact on the results presented in future accounting periods.

No additional FASB Accounting Standards updates are expected to impact XTX Execution Services LLC.

3   CASH AND CASH EQUIVALENTS

All amounts presented on the Statement of Financial Condition was unrestricted. The Company did not hold any cash equivalents during the period.

4   FAIR VALUE HIERARCHY

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three levels:

- Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
- Level 2. Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.
- Level 3. Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

There were no transfers between different levels of the fair value hierarchy within the period.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

NOTES TO THE FINANCIAL STATEMENT – continued

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

Exchange-Traded Equity Securities. Exchange-traded equity securities are valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in level 1 of the fair value hierarchy; otherwise, they are categorized in level 2 or level 3 of the fair value hierarchy.

The following table sets forth by level within the fair value hierarchy the Company's financial assets and liabilities that were accounted for at fair value on a recurring basis as of December 31, 2022. As required by this standard, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement requires judgement and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

	Level 1	Level 2	Level 3	Total Fair Value
Financial instruments owned, at fair value:				
Equity securities	$23,837	-	-	$23,837
Total financial instruments owned, at fair value	$23,837	-	-	$23,837
Financial instruments sold, not yet purchased, at fair value:				
Equity securities	$19,595	-	-	$19,595
Total financial instruments sold, not yet purchased, at fair value	$19,595	-	-	$19,595

Short term assets and liabilities carry a maturity of less than one year or are bearing market interest rates and accordingly are carried at amounts approximating fair value, and are as set out below:

	Level 1	Level 2	Level 3	Total Fair Value
Cash and cash equivalents	$1,553	-	-	$1,553
Deposits with clearing organizations and others	$18,721	-	-	$18,721
Receivable from broker-dealers and clearing organizations	-	3	-	$3
Total assets	$20,274	$3	-	$20,277
Payable to broker-dealers and clearing organizations	-	$102	-	$102
Total liabilities	-	$102	-	$102

5 DUE FROM/TO BROKER-DEALERS AND CLEARING ORGANIZATIONS AND DEPOSITS WITH CLEARING ORGANIZATIONS AND OTHERS

The Company clears its proprietary transactions through other broker-dealers. As of December 31, 2022, the Company had deposits due from these broker-dealers and clearing organizations of $18,721, $3 of receivables from broker-dealers and clearing organizations and amounts due to broker-dealers and clearing organizations of $102. Included in deposits with clearing organizations and others are deposits, margin, and unsettled transactions. Amounts due to broker-dealers and clearing organizations consist of exchange and clearing fees payable.

XTX EXECUTION SERVICES LLC
Statement of Financial Condition as at December 31, 2022 (expressed in U.S. dollars in thousands
unless otherwise stated)

NOTES TO THE FINANCIAL STATEMENT – continued

6   RELATED PARTIES

The Company is a fully owned subsidiary of XTX Holdings LLC, a company domiciled in the US and US tax resident.

Amounts due among related parties are interest free and repayable on demand. There have been no guarantees received from related parties or provided to related parties.

The Company attributes profits to XTX Markets Technologies Limited, an affiliate of the Company, in respect of net profits initially booked within XTX Execution Services LLC but where management consider that the value-added activities in respect of the profits are provided by employees of XTX Markets Technologies Limited. These amounts are derived using a profit split calculation that reallocates profits and costs (comprising administrative, general and operating expenses) among affiliated entities based on the value-added activities performed globally.

Additionally, the Company pays amounts to XTX Markets Technologies Limited in respect of bespoke I.P. and execution activities, and costs recharged as described above between XTX Execution Services LLC and these affiliated entities to ensure that each legal entity accurately bears its share of costs incurred. These costs include administrative, general and operating expenses, including employee compensation and benefits. Operating expenses mentioned above consist of a combination of trading and back office I.T. costs including exchange connectivity, market data and back office subscription costs. In addition, XTX Execution Services LLC holds a payable with XTX Holdings LLC for taxes paid on its behalf.

Related party charges shall not be viewed as the solicitation of services and/or sale of tangible personal property. Charges incurred by XTX Execution Services LLC are solely costs of the entity and related party charges are generated to allocate the reimbursement of these costs.

No formal settlement terms exist for settlement of any associated related party receivables or payables although a master netting agreement is in place that allows for net settlement of intercompany payables and receivables. Balances are typically settled on a monthly basis.

The following table sets forth the Company's related party assets and liabilities as of December 31, 2022:

	Due to related party as of 31-Dec-22	Due from related party as of 31-Dec-22
XTX Markets Technologies Limited	$3,163	$0
XTX Holdings LLC	$59	
	$3,222	$0

7   CREDIT RISK, FINANCING RISK AND MARKET RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfil their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Financing risks include the exposure the Company has to margin requirements in place with clearing brokers and counterparties. Changes in margin requirements, including the related changes in fair value of investments, may result in the Company having to pledge additional margin or to sell securities to meet required margin. These activities may take place when market conditions are not optimal and may result in a

Statement of Financial Condition as at December 31, 2022 (expressed in U.S. dollars in thousands unless otherwise stated)

NOTES TO THE FINANCIAL STATEMENT – continued

realized loss on securities transactions and additional margin requirements with clearing brokers and counterparties.

Market risk is the potential for changes in the value of financial instruments. Categories of market risk include, but are not limited to, exposure to equity prices, interest rates, commodity prices, credit prices and currency prices. Market risk is directly impacted by volatility and liquidity in the markets. As a quantitative trading firm, the Company's trading levels may vary significantly on an intraday basis as a result of changing market and economic conditions. End of day positions may not be representative of trading levels conducted by the Company during the trading day.

The Company relies on service providers that are integral to its revenue generating activities. A disruption of services provided such as connectivity may have an impact on the financial results of the Company.

The Company may invest directly in non-US currencies or securities that are denominated in non-US currencies. Currency rates may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, intervention (or the failure to intervene) by government entities, central banks or supranational entities, or by the imposition of currency controls or other geopolitical developments.

8 CONTINGENCIES

In the normal course of business, from time to time, the Company may be involved in legal or regulatory proceedings and/or inquiries concerning matters arising in connection with the conduct of its operations. In the Company's opinion, there are no matters that may ultimately result from such legal and regulatory actions which are expected to have a material adverse effect on the financial position, results of operations, or liquidity of the Company. The Company may enter into agreements with indemnifications in the normal course of business.

9 REGULATORY REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital.

During 2020, the Company applied for, and received permission from FINRA to adopt the alternative treatment for calculating capital requirements. Therefore, during 2022 the capital requirement of the Company has been $250 and it has remained in compliance with its minimum net capital requirement through the date of the financial statement and had net capital of $15,339, which was $15,089 in excess of its required net capital of $250.

The Company is subject to the Customer Protection Rule (SEC Rule 15c3-3), promulgated under the Securities Exchange Act of 1934, as amended. However, at December 31, 2022, and throughout the period, the Company did not carry security accounts for customers or perform custodial functions related to customer securities. Consequently, at December 31, 2022, there are no amounts required to be reserved in accordance with SEC Rule 15c3-3.

10 INCOME TAXES

The following table sets out the composition of XTX Execution Services LLC's current and deferred tax assets and liabilities as of December 31, 2022:

XTX EXECUTION SERVICES LLC
Statement of Financial Condition as at December 31, 2022 (expressed in U.S. dollars in thousands
unless otherwise stated)

NOTES TO THE FINANCIAL STATEMENT – continued

Deferred Taxes:

	Liability	*Asset*
Federal	-	$52
State and local	-	$13
	-	$65

Current Taxes:

	Payable	*Receivable*
Federal	-	$139
State and local	-	$34
	-	$173

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities. These temporary differences result in taxable or deductible amounts in future years and are measured using the tax rates and laws that will be in effect when such differences are expected to reverse. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized. As of December 2022, the entity had no valuation allowance to reduce deferred tax assets.

XTX EXECUTION SERVICES LLC
Statement of Financial Condition as at December 31, 2022 (expressed in U.S. dollars in thousands
unless otherwise stated)

NOTES TO THE FINANCIAL STATEMENT – continued

The composition of the net deferred tax asset is as set out below:

Deferred tax assets	
Interest Expense	-
Org/Start-Up Costs	65
Total Deferred Tax Assets	**65**
Deferred tax liabilities	
	-
Total Deferred Tax Liabilities	-
Net Deferred Tax Assets/(Liabilities)	**65**

Management has assessed the Company's uncertain tax position exposure in accordance with ASC 740 and current accounting policy. Management has concluded under the two-step process that the tax positions taken will be sustained as determined under the more likely than not threshold, and therefore a nil balance in relation to uncertain tax positions has been recorded in the financial statement.

As of December 31, 2022, the Company determined that it has no material uncertain tax positions, interest or penalties as defined within ASC 740, and accordingly, management has concluded that no additional ASC 740 disclosures are required. The Company's U.S. federal, New York State and New York City tax years are open to examination for tax years ended on or after December 31, 2019. The Company does not believe that it is reasonably possible that the total amount of unrecognized tax benefits will significantly change within the next 12 months.

11   SUBSEQUENT EVENTS

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2022, and through February 28, 2023.

There have been no material subsequent events that occurred during such period that would be required to be recognized in the financial statement as of December 31, 2022.